

Mail Stop 3561

October 31, 2016

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

> **Re: PayPal Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated October 14, 2016**
> **File No. 001-36859**

Dear Mr. Schulman:

We have reviewed your October 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors

Our business is subject to extensive government regulation…

Anti-Money Laundering and Counter-Terrorist Financing, page 20

1.   In your response to comment 1 of our letter dated September 30, 2016, you discuss inadvertent contacts with Syria and Sudan which underlie your self-reported disclosures to OFAC. You also state that you do not provide products or services to Sudan or Syria and that you do not anticipate future contacts with Sudan or Syria, unless such contacts are licensed by OFAC, and that the dollar value of these licensed transactions is de

minimis. Please describe these to us. Describe the products, services or contacts that you have provided to Sudan or Syria that are licensed by OFAC, and provide the information requested in comments 1 and 2 of our September 30, 2016 letter.

Form 10-Q for the Quarter Ended June 30, 2016

Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies

Customer Accounts, page 9

2. We note from your response to comment 4 that you believe the approval of your plan to use $800 million of European customer balances to extend credit to your European customers triggered a change in management's intent related to those customer balances and impacted the linkage between the asset account and the liability account. You state that this break in the linkage caused you to change the classification of all of the activity related to the asset account from financing activities to investing activities within your statement of cash flows. We further note that the $800 million amount for which the nature of the activity changed represented approximately 5.7% of the total of such accounts, and it does not appear from your response that there was a change in the nature of the activity and the predominant source of cash flow for the remaining 94.3% of the asset account. So that we may better evaluate your response and your accounting, please tell us in more detail:

- Why the change in the nature of the activity for what appears to be a relatively small portion of the asset account resulted in a change in the nature of the activity and the predominant source of the cash flows for the entire asset account such that a change in the classification of the cash flows for the entire asset account is appropriate.

- Why this change broke the interrelationship or linkage between the amounts which continue to be included in the asset account and the related offsetting amounts which continue to be included in the liability account.

- Whether the nature of the activity related to amounts which continue to be included in the asset account changed as a result of the approval of this plan. If so, please explain in more detail how and why the nature of the activity changed for these amounts.

- Whether management's intent with regard to the amounts which continue to be included in the asset account and/or the liability account changed as a result of the approval of this plan.

We may have further comment after reviewing your response.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products